                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008



                           PETROCHINA COMPANY LIMITED


                         16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X     Form 40-F
              ---             ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No X
            ---       ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the renewal of continuing connected transactions in respect of 2009 to 2011 and the revised caps of continuing connected transactions in respect of 2008.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


1.   RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

2.   REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

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RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

The Company would continue the Continuing Connected Transactions after 31 December 2008 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2009 to 31 December 2011), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders and/or Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

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The Company has closely monitored the performance of the Continuing Connected
Transactions. The Board considers that the existing annual cap in respect of 2008 for certain categories of the Continuing Connected Transactions, namely the Relevant Categories, may not be able to satisfy the Group's requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Categories in respect of 2008 be revised in order to cater for the Group's demand for the year ending 31 December 2008.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNPC holds approximately 86.29% of the issued share capital of the Company, it is a controlling shareholder of the Company. CRMSC, being a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing. Beijing Gas is a substantial shareholder of the Company's subsidiary, Huayou. By virtue of the above relationships, each of CNPC, CRMSC and Beijing Gas is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and each of CNPC, CRMSC and Beijing Gas constitute connected transactions of the Company under the HKEx Listing Rules. The Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps are subject to approval by the Independent Shareholders/Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the entering into of the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps under the Comprehensive Agreement. In view of the interests of CRMSC, CRMSC and its associates will abstain from voting in relation to the resolutions approving the supplemental agreement to the CRMSC Products and Services Agreement and the Non-Exempt Continuing Connected Transaction under the CRMSC Products and Services Agreement.

An Independent Board Committee has been formed to advise the Independent Shareholders/Shareholders in connection with the terms of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent
Shareholders/Shareholders on the same.

HKEX LISTING RULES IMPLICATIONS

The views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee in respect of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders as soon as practicable.

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1.    RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2009 TO 2011

1.1   Background

      References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

      The Company would continue the Continuing Connected Transactions after 31 December 2008 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2009 to 31 December 2011), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders and/or Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

1.2   Continuing connected transactions under the Comprehensive Agreement

      1.2.1 The existing Comprehensive Agreement

      The Company and CNPC initially entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). The Comprehensive Agreement was amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement. The material terms are as follows:

      (1) Products and services to be provided by the Group to CNPC and the Jointly-held Entities

            Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time.

            Under the Comprehensive Agreement, it was agreed that, among other things, the Group shall provide to the Jointly-held Entities products and services including crude oil, refined products, petrochemical products, natural gas products on the same pricing basis as those products and services to be provided by the Group to CNPC.

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      (2)   Products and services to be provided by CNPC to the Group

            The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

            (a) Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

            (b) Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to water supply, electricity generation and supply, gas supply and communications;

            (c) Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

            (d) Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

            (e) Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other intermediary services.

      (3) Financial services to be provided by the Group to jointly controlled entities

            Financial services including but not limited to provision of entrustment loans and guarantees.

      1.2.2 General principles, pricing and terms

            The Comprehensive Agreement (as amended) requires in general terms that:

                  - the quality of products and services to be provided should be satisfactory to the recipient;

                  - the price at which such products and services are to be provided must be fair and reasonable; and

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                  -     the terms and conditions on which such products and
                        services are to be provided should be no less favourable than those offered by independent third parties.

      1.2.3 Pricing determination

            The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

            (a) government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management); or

            (b) where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities); or

                  (the above definitions were amended by the First Supplemental Agreement. Please refer to the details set out in the sub-section headed "First Supplemental Agreement")

            (c)   where neither (a) nor (b) is applicable, then according to:

                  (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and reemployment training); or

                  (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                        (1) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                        (2) 3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting,

                                     - 5 -
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                              quality inspection, storage of materials, delivery
                              of materials and training centers).

            The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Agreement, shall not exceed the aggregate value, calculated on an adjusted basis as if the Comprehensive Agreement had been in effect during the year ended 31 December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31 December 1998, being RMB36.9 billion (the "1998 Amount"), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

            However, if in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorised by the Board (with affirmative votes from the independent non-executive Directors) and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Shareholders. In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the HKEx Listing Rules.

      1.2.4 Coordination of annual demand of products and services

            Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

      1.2.5 Rights and obligations

            Both the Group and CNPC retain the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either of the Group or the CNPC, as appropriate.

            In addition, the provision of products and services by either party is on a non-exclusive basis and each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

      1.2.6 Term and termination

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            The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued and was amended by the Second Supplemental Agreement to 3 years commencing from 1 January 2006. During the term of the Comprehensive Agreement (as amended), termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

            In the event that CNPC proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services in accordance with the terms of the Comprehensive Agreement (as amended).

      1.2.7 First Supplemental Agreement

            The First Supplemental Agreement was entered into by CNPC and the Company on 9 June 2005 in which the following definitions under the Comprehensive Agreement were amended as follows:

            The definition of "government-prescribed price" was amended to mean the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

            The definition of "market price" was amended to mean the price determined in accordance with the following order:

            (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

            (ii) the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time.

      1.2.8 Second Supplemental Agreement

            The Second Supplemental Agreement was entered into by CNPC and the Company on 1 September 2005 and took effect on 1 January 2006, in which

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            CNPC and the Company agreed to amend certain terms of the
            Comprehensive Agreement, including, among other things, that:

                  - both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

                  - CNPC will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration and production services within certain and specific reserves of the Company with exploration and exploitation difficulties;

                  - the Group will provide certain financial assistance to the Jointly-held Entities including entrustment loans and guarantees; and

                  - the Jointly-held Entities will provide certain financial assistance to the Group including entrustment loans and guarantees.

            Under the Second Supplemental Agreement, the products and services shall be provided at prices to be determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement.

            In particular, the Comprehensive Agreement stipulates, among other things, that:

                  - the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

                  - the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

1.3   New Comprehensive Agreement

      In October 2007, the Company issued the A Shares which have been listed on the Shanghai Stock Exchange. In order to comply with the HKEx Listing Rules and the Shanghai Listing Rules, on the basis of the existing Comprehensive Agreement, the Company and CNPC entered into a new products and services comprehensive agreement on 27 August 2008 for a period of three years which shall take effect on 1 January 2009. The New Comprehensive Agreement has already incorporated the terms of the First Supplemental Agreement and the Second Supplemental Agreement and the following three amendments are introduced to the Comprehensive Agreement:

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      The major amendments to the First Supplemental Agreement and the Second
      Supplemental Agreement which have already been incorporated into the New Comprehensive Agreement are as follows:

            (1) The following material provisions relating to the regulatory requirements for A Shares have been added to the New Comprehensive Agreement following the issue of A Shares by the Company in 2007:

            (a) The following description has been added to the "Background" section: "PetroChina conducted a placing of H Shares (which include newly issued Shares and a sale of Shares transferred from CNPC to the National Council for Social Security Fund) in September 2005 and issued Renminbi-denominated ordinary A shares ("A Shares") in the PRC in October 2007 and the A Shares are listed on the Shanghai Stock Exchange. Upon the issue and listing of the A Shares, CNPC remains as the controlling shareholder of PetroChina".

            (b) Terms stipulating the requirement for obtaining approval of the "Hong Kong Stock Exchange" or the application of the regulatory rules of the Hong Kong Stock Exchange have been amended to refer to "the relevant stock exchange(s) and authorized regulatory authorities of the places of listing", or alternatively, the "Shanghai Stock Exchange" is inserted where appropriate.

            (2) Provisions of the existing Comprehensive Agreement are modified based on the actual operating requirements of the
                  Company:

                  (a) References to "services" provided by a party in the existing agreement have been changed to "products and/or services provided by a party".

                  (b) The scope of financial products and services provided for in the existing Comprehensive Agreement is modified as shown below in italics: "Party A (CNPC) shall, through its subsidiaries or entities including CNPC Finance and other financial institutions to operate in accordance with relevant rules the business of Renminbi and foreign currency deposits and loans, interest earning, provision of guarantee, entrusted management of funds guaranteeing safety in refined products and petrochemical production and other financial services."

                  (c) The pricing principle applicable to financial products and services as set out in the existing Comprehensive Agreement shall be amended as shown below in italics:
                        "The fees for the financial services provided by CNPC Finance and other financial institutions shall be determined by making reference to the interest rate and the relevant fee rate for the same period published by the People's Bank of China or a relevant financial industry regulatory authority, and shall be more favourable than the interest rate, fee rate and other terms for the provision of funds and services for the same period offered by an independent third party to Party B (the Company)."

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                  (d)   The scope of products and services to be provided by
                        Party B to Party A under the existing Comprehensive Agreement shall be modified as shown below in italics:
                        "Products and services to be provided by the Group to CNPC include those relating to crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services.

                  (e) Other modifications include amending the registered addresses, definition of names of companies, etc.

            (3) The term of the agreement: "This agreement shall become effective from 1 January, 2009 for a period of three years after the authorized representatives of both parties have signed and affixed the common seals and after this agreement has been approved by the shareholders of Party B at its shareholders' meeting. The term of this agreement may be extended upon mutual agreement of both parties and subject to the approval of the relevant stock exchange(s) and authorized regulatory authorities of the places of listing and/or the approval of shareholders of Party B at a shareholders' meeting (depending on the requirements of the stock exchanges and authorized regulatory authorities of the places of listing)."

1.4   Rentals to be paid by the Group to CNPC in respect of land

      The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is China's largest petroleum company engaging in exploration, development, sale and production of crude oil, natural gas and chemicals, and the long stability of a 50 year tenure is required to avoid the unnecessary disruption of its operations; the relevant land leases are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the

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      contract shall be shared proportionately on a reasonable basis between
      CNPC and the Company.

      In view of the increase in the land consumption tax by 200% per square metre in the PRC with effect from 1 January 2007, the proposed annual cap for the three years ending 31 December 2011, comprising the annual fee of RMB2,000 million and the relevant tax, has been increased to approximately RMB3,800 million per annum.

      The Directors (except the independent non-executive Directors, who will, after the Independent Financial Advisor has opined on the same, form their views which will be set out in the Company's forthcoming circular) consider it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years. Savills (Hong Kong) Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the term of 50 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company and are in line with the market rentals. The date of valuation is 30 June 2008.

      The Independent Financial Adviser will opine, in its advice to be contained in the Company's forthcoming circular, on whether it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years.

1.5   Rentals to be paid by the Group to CNPC in respect of buildings

      The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

      The 191 buildings were leased at a price of RMB145 per square meter per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Board believes that a term of 20 years is appropriate for the Buildings Leasing Contract (as amended), since the Company is China's largest petroleum company engaging in exploration, development, sales and production of crude oil, natural gas and chemicals, and the long stability of a 20 year tenure is required to avoid the unnecessary disruption of its operations; the relevant building leases are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings. The Buildings Leasing Contract details the particulars of the buildings leased by members of CNPC to the Company.

      Members of CNPC which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

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      One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

      Supplemental Buildings Leasing Agreement

      Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with CNPC on 26 September 2002 under which CNPC agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract.

      The Directors (except the independent non-executive Directors, who will, after the Independent Financial Advisor has opined on the same, form their views which will be set out in the Company's forthcoming circular) consider it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years. Savills (Hong Kong) Limited, an independent valuer, has reviewed both the Buildings Leasing Contract and the Supplemental Buildings Agreement and has confirmed that the term of 20 years and current rentals payable by the Company to CNPC are fair and reasonable to the Company and in line with the market rentals. The date of valuation is 30 June 2008.

      The Independent Financial Advisor will opine, in its advice to be contained in the Company's forthcoming circular, on whether it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years.

1.6 Continuing connected transactions under the CRMSC Products and Services Agreement

      1.6.1 Products and services to be provided by the Company to CRMSC

            Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

      1.6.2 General principles, pricing and terms

            The CRMSC Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;

            (b) The price at which such products and services are to be provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      1.6.3 Pricing determination

            The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined by reference to the government-prescribed price or the market price where there is no government-prescribed price.

      1.6.4 Coordination of annual demand of products and services

            Before November of each year, CRMSC is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the CRMSC Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and CRMSC and their respective subsidiaries and units (including subsidiaries, branches and other relevant units), as appropriate, in connection with the provision of products and services under the CRMSC Products and Services Agreement.

      1.6.5 Rights and obligations

            Both the Company and CRMSC agree and guarantee, among other things, to procure their respective subsidiaries and units (including subsidiaries, branches and other relevant units) to provide the products and services thereof in accordance with the terms and services thereof in accordance with the terms and principles of the CRMSC Products and Services Agreement.

      1.6.6 Term and termination

            The term of the CRMSC Products and Services Agreement was initially 3 years commencing from 1 January 2006. Pursuant to the supplemental agreement to the CRMSC Products and Services Agreement dated 27 August 2008, the term of the CRMSC Products and Services Agreement shall be extended for a further period of three years commencing from 1 January 2009 to 31 December 2011.

            During the term of the CRMSC Products and Services Agreement (as amended), the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

1.7 Continuing connected transactions under the Beijing Gas Products and Services Agreement

      1.7.1 Products and services to be provided by the Company to Beijing Gas

            Under the Beijing Gas Products and Services Agreement, products and services to be continuously provided by the Company to Beijing Gas include, among other things, natural gas and natural gas related pipe transportation services.

      1.7.2 General principles, pricing and terms

            The Beijing Gas Products and Services Agreement requires, in general terms that:

            (a) The quality of goods and services to be provided should be satisfactory to the recipient;

            (b) The price at which such products and services are to be provided must be fair and reasonable;

            (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

            (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

      1.7.3 Pricing determination

            The pricing of any product and service provided pursuant to the Beijing Gas Products and Services Agreement shall be determined by reference to the government-prescribed price or the market price where there is no government-prescribed price.

      1.7.4 Coordination of annual demand of products and services

            Before November of each year, Beijing Gas is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Beijing Gas Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and Beijing Gas and their respective subsidiaries and units (including subsidiaries, branches and other relevant units), as appropriate, in connection with the provision of products and services under the Beijing Gas Products and Services Agreement.

      1.7.5 Rights and obligations

            Both the Company and Beijing Gas agree and guarantee, among other things, to procure their respective subsidiaries and units (including subsidiaries, branches and other relevant units) to provide the products and services in accordance with the terms and principles of the Beijing Gas Products and Services Agreement.

      1.7.6 Term and termination

            The term of the Beijing Gas Products and Services Agreement was initially 3 years commencing from 1 January 2006. Pursuant to the supplemental agreement to the Beijing Gas Products and Services Agreement dated 27 August 2008, the term of the Beijing Gas Products and Services Agreement shall be extended for a further period of three years commencing from 1 January 2009 to 31 December 2011.

            During the term of the Beijing Gas Products and Services Agreement (as amended), the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

1.8   Historical amounts, existing caps, proposed caps and rationale

      The Board has considered and proposed that the following proposed caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2009 to 31 December 2011:



----------------------------------------------------------------------------------------------------
TRANSACTIONS        HISTORICAL         EXCITING 2008     PROPOSED CAPS    BASIS OF DETERMINATION
                    AMOUNT             ANNUAL CAP        FOR 2009 TO      OF THE PROPOSED CAPS
                                                         2011
----------------------------------------------------------------------------------------------------
(1) Products and    For the two        For the year      For the three    The annual proposed caps
services to be      years ended 31     ending 31         years ending     for the products and
provided by the     December 2007      December 2008,    31 December      services to be provided
Group to CNPC and   and the six        RMB50,129         2011,            by the Group to CNPC and
Jointly             months ended 30    million           RMB96,324        Jointly-held Entities
controlled          June 2008,         (proposed to be   million,         have been determined
Entities            approximately      revised to        RMB156,440       with reference to the
                    RMB27,714          RMB71,289         million and      historical transactions
                    million,           million)          RMB167,981       and transaction amounts
                    RMB40,730                            million,         in providing products
                    million and                          respectively     and services by the
                    RMB22,186                                             Group to CNPC; the
                    million,                                              estimated business
                    respectively                                          growth of the Group; the
                                                                          estimated business growth
                                                                          of CNPC; the potential
                                                                          fluctuations and increases
                                                                          in the prices of crude
                                                                          oil, petrochemical
                                                                          products, natural gas and
                                                                          other oil products and
                                                                          services both in the
                                                                          international market and
                                                                          in the domestic market;
                                                                          and quantities of crude
                                                                          oil required (by the Group
                                                                          as decreed by the
                                                                          government).
                                                                          The Group is of the view
                                                                          that the proposed increase
                                                                          in annual cap is in line
                                                                          with the estimated
                                                                          development of the business
                                                                          of the Group and the CNPC
                                                                          Group, and is determined
                                                                          based on principles of
                                                                          fairness and
                                                                          reasonableness.

----------------------------------------------------------------------------------------------------
(2) Products and
services to be
provided by CNPC
to the
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Group

----------------------------------------------------------------------------------------------------
(a) Construction    For the two        For the year      For the three    The annual proposed caps
and technical       years ended 31     ending 31         years ending     for the provision of
services            December 2007      December 2008,    31 December      construction and
                    and the six        RMB105,661        2011,            technical services have
                    months ended 30    million           RMB242,967       been determined with
                    June 2008,         (proposed to be   million,         reference to the
                    approximately      revised to        RMB256,937       completed transactions
                    RMB82,741          RMB165,578        million and      and transaction amounts
                    million,           million)          RMB215,526       for the construction and
                    RMB97,257                            million,         technical services
                    million and                          respectively     provided by CNPC to the
                    RMB42,588                                             Group; the estimated
                    million,                                              business growth of the
                    respectively                                          Company and the increase
                                                                          in capital investment for
                                                                          pipelines construction and
                                                                          refinery projects during
                                                                          2009-2011.
                                                                          As it is expected that a
                                                                          significant portion of
                                                                          these projects will be
                                                                          completed in 2010, the
                                                                          estimated cap in 2011 is
                                                                          lower than that of
                                                                          2009-2010.
                                                                          The Group has obtained
                                                                          construction and technical
                                                                          services from CNPC in the
                                                                          ordinary course of
                                                                          business, and as one of
                                                                          the most experienced
                                                                          companies in the world,
                                                                          the construction and
                                                                          technical services
                                                                          provided to the Group are
                                                                          quality services.
                                                                          CNPC is also one of the
                                                                          few companies in the PRC
                                                                          which provide quality
                                                                          petrochemical related
                                                                          construction and technical
                                                                          services.
                                                                          The Group is of the view
                                                                          that the proposed increase
                                                                          in annual cap is in line
                                                                          with the estimated
                                                                          development of the
                                                                          business of the Group, and
                                                                          is determined based on
                                                                          principles of fairness
                                                                          and reasonableness.

----------------------------------------------------------------------------------------------------
(b) Production      For the two        For the year      For the three    The annual proposed caps
services            years ended 31     ending 31         years ending     for the production
                    December 2007      December 2008,    31 December      services provided by
                    and the six        RMB98,518         2011,            CNPC to the Group have
                    months ended 30    million           RMB92,912        been determined with
                    June 2008,                           million,         reference to the
                    approximately                        RMB138,221       previous transactions
                    RMB32,730                            million and      conducted and
                    million,                             RMB182,798       transaction amounts in
                    RMB49,455                            million,         respect of production
                    million and                          respectively     services provided by
                    RMB38,391                                             CNPC to the Group; the
                                                                          estimated business growth
                                                                          of the Group; and the
                                                                          potential fluctuations and
                                                                          increases in the
                                                                          international and the
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                    million,                                              PRC market prices of crude
                    respectively                                          oil, petroleum and
                                                                          petrochemical products,
                                                                          leading to higher energy
                                                                          costs in the production
                                                                          process.

                                                                          Production services mainly
                                                                          consist of water supply,
                                                                          electricity generation and
                                                                          supply, gas supply by CNPC
                                                                          to the Group and the
                                                                          supply of petroleum and
                                                                          petrochemical products by
                                                                          Jointly-held Entities to
                                                                          the Group. The Group is of
                                                                          the view that the proposed
                                                                          increase in annual cap is
                                                                          in line with the estimated
                                                                          development of the
                                                                          business of the Group, and
                                                                          is determined based on
                                                                          principles of fairness and
                                                                          reasonableness.

----------------------------------------------------------------------------------------------------
(c) Material        For the two        For the year      For the three    The annual caps for the
supply services     years ended 31     ending 31         years ending     supply of materials
                    December 2007      December 2008,    31 December      services paid by the
                    and the six        RMB5,574          2011, RMB6,245   Group to CNPC have been
                    months ended 30    million           million,         determined by reference
                    June 2008,         (proposed to be   RMB7,306         to the estimated
                    approximately      revised to        million and      business growth of the
                    RMB3,306           RMB5,850          RMB6,985         Company; and increases
                    million,           million)          million,         in the volume of
                    RMB3,573 million                     respectively     purchases by the Group.
                    and RMB3,818                                          CNPC is one of the leading
                    million,                                              buyers of petrochemical
                    respectively                                          raw materials in the PRC.
                                                                          With the economy of scale
                                                                          and to increase the
                                                                          collective bargaining
                                                                          power of CNPC, the
                                                                          centralized materials
                                                                          purchase by CNPC thus
                                                                          stabilise the purchase
                                                                          prices of the Company's
                                                                          raw materials.
                                                                          With the Company's
                                                                          dominant position and
                                                                          increase in the petroleum
                                                                          and petrochemical
                                                                          industries of the PRC, as
                                                                          well as the increase in
                                                                          the size of business,
                                                                          these ongoing connected
                                                                          transactions and
                                                                          transaction amounts are
                                                                          expected to increase.
                                                                          On the other hand, the
                                                                          Group is also involved in
                                                                          a number of pipeline
                                                                          construction and refinery
                                                                          projects in which CNPC
                                                                          provides to the Group
                                                                          material supply services.
                                                                          As it is expected that a
                                                                          significant portion of
                                                                          these projects will be
                                                                          completed in 2010, the
                                                                          estimated cap in 2011 is
                                                                          lower than that
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                          of 2010.
                                                                          The Group is of the view
                                                                          that the proposed increase
                                                                          in annual cap is in line
                                                                          with the estimated
                                                                          development of the
                                                                          business of the Group, and
                                                                          is determined based on
                                                                          principles of fairness
                                                                          and reasonableness.

----------------------------------------------------------------------------------------------------
(d) Social and      For the two        For the year      For the three    The annual proposed caps
ancillary services  years ended 31     ending 31         years ending     for social and ancillary
                    December 2007      December 2008,    31 December      services have been
                    and the six        RMB5,000          2011, RMB7,045   determined with reference
                    months ended 30    million           million,         to the previous
                    June 2008,         (proposed to be   RMB7,581         transactions conducted and
                    approximately      revised to        million and      transaction amounts in
                    RMB4,759           RMB5,811          RMB8,040         respect of the social
                    million,           million)          million,         and ancillary services
                    RMB4,864 million                     respectively     provided by CNPC to the
                    and RMB2,341                                          Group; the estimated
                    million,                                              business growth of the
                    respectively                                          Group. The Group is of the
                                                                          view that the proposed
                                                                          increase in annual cap is
                                                                          in line with the
                                                                          development of the
                                                                          business of the Group, and
                                                                          is determined based on
                                                                          principles of fairness and
                                                                          reasonableness.
----------------------------------------------------------------------------------------------------
(e) Financial services (note)

----------------------------------------------------------------------------------------------------
(i) Aggregate of    For the two        For the year      For the three    The annual proposed caps
maximum daily       years ended 31     ending 31         years ending     for the financial services
deposits made by    December 2007      December 2008,    31 December      (aggregate of deposits and
the Group with      and the six        RMB9,126 million  2011,            interests) provided by
CNPC and the        months ended 30                      RMB18,600        CNPC to the Group have
interests thereon   June 2008,                           million,         been determined with
                    approximately                        RMB18,600        reference to the estimated
                    RMB8,816                             million and      business growth of the
                    million,                             RMB18,600        Group; the Group's
                    RMB8,694 million                     million,         historical cashflow and
                    and RMB7,900                         respectively     levels of deposits; the
                    million,                                              competitive interest rates
                    respectively                                          offered by CNPC Finance
                                                                          and other financial
                                                                          institutions.
                                                                          In order to optimise cash
                                                                          flow management and
                                                                          capital efficiency of the
                                                                          Group and CNPC, there is
                                                                          the specific target of
                                                                          providing a centralised
                                                                          financial management by
                                                                          CNPC Finance and other
                                                                          financial institutions,
                                                                          which provides a full
                                                                          range of financial
                                                                          services to the Group and
                                                                          CNPC. The Group is of the
                                                                          view that the proposed
                                                                          increase in annual cap is
                                                                          in line with
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                          the development of the
                                                                          business of the Group, and
                                                                          is determined based on
                                                                          principles of fairness
                                                                          and reasonableness.

----------------------------------------------------------------------------------------------------
(ii) Insurance,     Nil                The annual caps   For the three    To optimise cash flow
fees and expenses                      for 2006 to       years ending     management and capital
for entrustment                        2008 approved     31 December      efficiency of the Group
loans, settlement                      by the            2011, RMB1,864   and CNPC, there is the
services and                           Independent       million,         specific target of
other                                  Shareholders      RMB1,928         providing a centralised
intermediary                           were combined     million and      financial management by
services                               into the annual   RMB2,016         CNPC Finance and other
                                       caps in respect   million,         financial institutions,
                                       of the loans      respectively     which provides a full
                                       and other                          range of financial
                                       financial                          services to the Group
                                       services                           and CNPC.
                                       provided by
                                       CNPC to the
                                       Groupand
                                       therefore, no
                                       separate annual
                                       caps are
                                       available.

----------------------------------------------------------------------------------------------------
(3) Financial       For the two        For the year      For the three    The annual proposed caps
services to be      years ended 31     ending 31         years ending     for the financial
provided by the     December 2007      December 2008,    31 December      services, including but
Group to            and the six        RMB44,465         2011,            not limited to guarantees
Jointly-held        months ended 30    million           RMB23,582        and entrustment loans, to
Entities            June 2008,                           million,         be provided by the Group
                    approximately                        RMB36,484        to the Jointly-held
                    RMB1,515                             million and      Entities have been
                    million,                             RMB51,839        determined with reference
                    RMB2,138 million                     million,         to the business
                    and RMB353                           respectively     development and financing
                    million,                                              needs of the Jointly-held
                    respectively                                          Entities; and the
                                                                          acquisition opportunities
                                                                          which may arise from time
                                                                          to time in the
                                                                          international market.
                                                                          The Group's strategic
                                                                          objective of becoming an
                                                                          international petroleum
                                                                          company with significant
                                                                          oil assets both onshore
                                                                          and offshore as well as in
                                                                          both the PRC and
                                                                          international markets. The
                                                                          Group is of the view that
                                                                          the provision of financial
                                                                          services to the Jointly-
                                                                          held Entities will enable
                                                                          them to have sufficient
                                                                          funding for future
                                                                          expansion.

----------------------------------------------------------------------------------------------------
(4) Rentals to be   For the two        For the year      For the three    Each of the annual
paid by the Group   years ended 31     ending 31         years ending     proposed caps comprises
to CNPC in          December 2007      December 2008,    31 December      of the annual leasing
respect of land     and the six        RMB2,260          2011, RMB3,795   fee and the relevant PRC
                    months ended 30    million           million,         tax, which are in
                    June 2008,         (proposed to be   RMB3,781         accordance with the Land
                                                                          Use Rights Leasing
                                                                          Contract. Savills
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                    approximately      revised to        million and      (Hong Kong) Limited, an
                    RMB2,135           RMB3,506          RMB3,786         independent valuer, has
                    million,           million)          million,         appraised the lands
                    RMB2,152 million                     respectively     leased to the Group.
                    and RMB978
                    million,
                    respectively

----------------------------------------------------------------------------------------------------
(5) Rentals to be   For the two        For the year      For the three    The Board considers that
paid by the Group   years ended 31     ending 31         years ending     pursuant to the Buildings
to CNPC in          December 2007      December 2008,    31 December      Leasing Contract (as
respect of          and the six        RMB140 million    2011, RMB210     amended by the
buildings           months ended 30    (proposed to be   million,         Supplemental Buildings
                    June 2008,         revised to        RMB217 million   Agreement), the annual
                    approximately      RMB196 million)   and RMB221       proposed caps in respect
                    RMB140 million,                      million,         of the building leases
                    RMB140 million                       respectively     provided by CNPC to the
                    and RMB58                                             Group can support future
                    million,                                              business development and
                    respectively                                          planning. The annual
                                                                          proposed caps are in
                                                                          accordance with Buildings
                                                                          Leasing Contract (as
                                                                          amended by the
                                                                          Supplemental Buildings
                                                                          Agreement), and Savills
                                                                          (Hong Kong) Limited, an
                                                                          independent valuer, has
                                                                          appraised the buildings
                                                                          leased to the Group.

----------------------------------------------------------------------------------------------------
(6) Products and    For the two        For the year      For the three    The annual proposed caps
services to be      years ended 31     ending 31         years ending     have been determined
provided by the     December 2007      December 2008,    31 December      with reference to (i) the
Group to CRMSC      and the six        RMB13,152         2011,            relevant pricing
                    months ended 30    million           RMB19,814        principles, i.e., the
                    June 2008,         (proposed to be   million,         government-prescribed
                    approximately      revised to        RMB22,012        price; (ii) the
                    RMB11,046          RMB16,833         million and      historical transaction
                    million,           million)          RMB23,729        levels for the same type
                    RMB12,022                            million,         of transaction; and
                    million and                          respectively     (iii) the estimated future
                    RMB7,229                                              transaction levels based
                    million,                                              on the market needs in the
                    respectively                                          coming 3 years.

----------------------------------------------------------------------------------------------------
(7) Products and    For the two        For the year      For the three    The annual proposed caps
services to be      years ended 31     ending 31         years ending     have been determined
provided by the     December 2007      December 2008,    31 December      with reference to (i) the
Group to Beijing    and the six        RMB7,097          2011, RMB8,296   relevant pricing
Gas                 months ended 30    million           million,         principles, i.e., the
                    June 2008,         (proposed to be   RMB11,775        government-prescribed
                    approximately      revised to        million and      price; (ii) the historical
                    RMB4,170           RMB7,936          RMB16,200        transaction levels for the
                    million,           million)          million,         same type of transaction;
                    RMB4,865 million                     respectively     and (iii) the estimated
                    and RMB3,331                                          future transaction levels
                    million,                                              based on the market needs
                    respectively                                          in the coming 3 years.

----------------------------------------------------------------------------------------------------

       Note: The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC to the Group. These are exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules. Please refer to paragraph 1.10.1 for details.

1.9    Reasons for and benefits of the Continuing Connected Transactions

       The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC and between the Company and Beijing Gas/ CRMSC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Caps are fair and reasonable.

       The independent non-executive Directors constituting the Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

1.10   Disclosure and independent shareholders' approval requirements

       1.10.1 Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules.

       1.10.2 Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

              (5) Rentals to be paid by the Group to CNPC in respect of buildings

       1.10.3 Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the HKEx Listing Rules:

              2(c) Material supply services to be provided by CNPC to the Group

              2(d) Social and ancillary services to be provided by CNPC to the Group

              (2)(e)(i) Aggregate of the maximum daily amount of deposits and the total amount of interest received in respect of these deposits

              (2)(e)(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services

              (4) Rentals to be paid by the Group to CNPC in respect of land

              (7) Products and services to be provided by the Group to Beijing Gas

       1.10.4 Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders' approval (in respect of products and services to be provided by the Group to CRMSC, Shareholders' approval only) requirements

              (1) Products and services to be provided by the Group to CNPC and Jointly-held Entities

              (2)(a) Construction and technical services to be provided by CNPC to the Group

              (2)(b)     Production services to be provided by CNPC to the Group

              (3) Financial services to be provided by the Group to the Jointly-held Entities

              (6) Products and services to be provided by the Group to CRMSC

              The Company will seek the Independent Shareholders'/Shareholders' approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed caps on the condition that:

              (I) the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed cap;

              (II)   (i)    the Non-Exempt Continuing Connected Transactions
                            will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

                     (ii) the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Agreement (for transactions (1),
                            (2)(a)-(b) and (3)), or the CRMSC Products and Services Agreement (for transaction (6)) and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

              The Company will comply with relevant provisions of the HKEx Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.


2.     REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008

2.1    Background

       References are made to the circular of the Company dated 22 September 2005 in relation to the Continuing Connected Transactions and the circular of the Company dated 14 September 2006 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meetings of the Company held on 8 November 2005 and 1 November 2006 respectively, the Independent Shareholders and/or Shareholders (as the case may be) approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2008 and the subsequent revision of certain annual caps.

       The Company has closely monitored the performance of the Continuing Connected Transactions. However, due to the surge in the international crude oil prices in 2008, the increase in the volume of the refined products, estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions settled for the second half of each year often accounts for more than two-thirds of the value for the full year, the Board considers that the existing annual cap in respect of 2008 for certain categories of the Continuing Connected Transactions, namely the Relevant Categories, may not be able to satisfy the Group's requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Categories in respect of 2008 be revised in order to cater for the Group's demand for the year ending 31 December 2008.

2.2    The Relevant Categories

       2.2.1 Products and services to be provided by the Group to CNPC and Jointly-held Entities

              Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time.

              Under the Comprehensive Agreement, it was agreed that, among other things, the Group shall provide to the Jointly-held Entities products and services including crude oil, refined products, petrochemical products, natural gas products on the same pricing basis as those products and services to be provided by the Group to CNPC.

       2.2.2  Products and services to be provided by CNPC to the Group

              The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised into various types. The Board has proposed to revise the annual cap in respect to the following types of products and services for the year ending 31 December 2008:

              (a) Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

              (c) Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above; and

              (d) Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses.

       2.2.3  Rentals to be paid by the Group to CNPC in respect of land

              The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million.

       2.2.4  Rentals to be paid by the Group to CNPC in respect of buildings

            The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

            Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement with CNPC on 26 September 2002 under which CNPC agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters.

      2.2.5 Products and services to be provided by the Company to CRMSC

            Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

      2.2.6 Products and services to be provided by the Company to Beijing Gas

            Under the Beijing Gas Products and Services Agreement, products and services to be continuously provided by the Company to Beijing Gas include, among other things, natural gas and natural gas related pipe transportation services.

2.3 Historical amounts, existing caps, revised caps and rationale of the Relevant Categories

      The Board has proposed that the following revised caps in respect of the Relevant Categories be set as the maximum annual amount of such transactions for the year ending 31 December 2008:



-----------------------------------------------------------------------------------------------------------------
TRANSACTIONS          HISTORICAL          EXISTING 2008         REVISED CAPS IN       BASIS OF DETERMINATION
                      AMOUNT              ANNUAL CAP            RESPECT OF 2008       OF THE REVISED CAPS

-----------------------------------------------------------------------------------------------------------------
(1) Products and      For the two years   For the year ending   For the year ending   The reason for the increase
services to be        ended 31 December   31 December 2008,     31 December 2008,     in the transaction amounts
provided by the       2007 and the six    RMB50,129 million     RMB71,289             is mainly due to increases
Group to CNPC and     months ended                              million               in the transaction volume
the Jointly-held      30 June 2008,                                                   and the prices for both the
Entities              approximately                                                   crude oil and refined
                      RMB27,714                                                       products. In particular,
                      million,                                                        there have been increases
                      RMB40,730                                                       in both the import of
                      million and                                                     crude oil reserve and
                      RMB22,186                                                       export/import trading of
                      million,                                                        crude oil (by the Group as
                      respectively                                                    decreed by the government)
                                                                                      as well as the production
                                                                                      of crude oil (by the Group
                                                                                      as decreed by the
                                                                                      government).

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
(2) Products and
services to be
provided by CNPC
to the Group

-----------------------------------------------------------------------------------------------------------------
(a) Construction      For the two years   For the year ending   For the year ending   The volume of crude oil and
and technical         ended 31 December   31 December 2008,     31 December 2008,     natural gas deployed in the
services              2007 and the six    RMB105,661 million    RMB165,578 million    two-dimension seismic
                      months ended                                                    (CHINESE CHARACTERS),
                      30 June 2008,                                                   three-dimension seismic
                      approximately                                                   (CHINESE CHARACTERS),
                      RMB82,741                                                       drilling and risk
                      million,                                                        operations has increased
                      RMB97,257                                                       continuously, which is an
                      million and                                                     important reason for the
                      RMB42,588                                                       increased in the
                      million,                                                        transaction. Following the
                      respectively                                                    commencement of a number of
                                                                                      pipeline construction
                                                                                      projects and refining
                                                                                      construction projects, the
                                                                                      direct deployment of
                                                                                      materials from CNPC
                                                                                      increases.

-----------------------------------------------------------------------------------------------------------------
(b) Production        -                   -                     No revision           -
Services

-----------------------------------------------------------------------------------------------------------------
(c) Material          For the two years   For the year ending   For the year ending   Following the commencement
supply services       ended 31 December   31 December 2008,     31 December 2008,     of construction of oil and
                      2007 and the six    RMB5,574 million      RMB5,850 million      gas facilities and other
                      months ended                                                    construction projects,
                      30 June 2008,                                                   transaction amounts for
                      approximately                                                   materials purchase and the
                      RMB3,306 million,                                               agency fees are therefore
                      RMB3,573 million                                                increased.
                      and RMB3,818
                      million,
                      respectively

-----------------------------------------------------------------------------------------------------------------
(d) Social and        For the two years   For the year ending   For the year ending   The main reasons for the
ancillary services    ended 31 December   31 December 2008,     31 December 2008,     increase are the
                      2007 and the six    RMB5,000 million      RMB5,811 million      enhancement of property
                      months ended                                                    management services and
                      30 June 2008,                                                   increases in the prices of
                      approximately                                                   water and electricity
                      RMB4,759 million,                                               supplies.
                      RMB4,864 million
                      and RMB2,341
                      million,
-----------------------------------------------------------------------------------------------------------------

                      respectively

-----------------------------------------------------------------------------------------------------------------
(3) Financial         -                   -                     No revision           -
Services

-----------------------------------------------------------------------------------------------------------------
(4) Rentals to be     For the two years   For the year ending   For the year ending   The proposed revision of
paid by the Group     ended 31 December   31 December 2008,     31 December 2008,     the annual cap for the year
to CNPC in            2007 and the six    RMB2,260 million      RMB3,506 million      ending 31 December 2008 is
respect of land       months ended                                                    resulted from an increase
                      30 June 2008,                                                   in the land consumption tax
                      approximately                                                   by 200% per square metre in
                      RMB2,135 million,                                               accordance with the
                      RMB2,152 million                                                relevant PRC regulations.
                      and RMB978                                                      Municipal and prefectural
                      million,                                                        governments may also make
                      respectively                                                    classifications on local
                                                                                      land.

-----------------------------------------------------------------------------------------------------------------
(5) Rentals to be     For the two years   For the year ending   For the year ending   The proposed revision of
paid by the Group     ended 31 December   31 December 2008,     31 December 2008,     the annual cap for the year
to CNPC in respect    2007 and the six    RMB140 million        RMB196 million        ending 31 December 2008 is
of buildings          months ended                                                    resulted from full
                      30 June 2008,                                                   execution of the area
                      approximately                                                   leased under the Building
                      RMB140 million,                                                 Leasing Contract and its
                      RMB140 million                                                  supplemental agreement.
                      and RMB58
                      million,
                      respectively

-----------------------------------------------------------------------------------------------------------------
(6) Products and      For the two years   For the year ending   For the year ending   As a result of the rapid
services to be        ended 31 December   31 December 2008,     31 December 2008,     expansion of the railway
provided by the       2007 and the six    RMB13,152 million     RMB16,833 million     network in the PRC, demand
Group to CRMSC        months ended                                                    for goods rose markedly. In
                      30 June 2008,                                                   addition, the increase in
                      approximately                                                   the transaction amounts is
                      RMB11,046                                                       also due to the increase
                      million,                                                        in the refined product
                      RMB12,022                                                       price.
                      million and
                      RMB7,229
                      million,
                      respectively

-----------------------------------------------------------------------------------------------------------------
(7) Products and      For the two years   For the year ending   For the year ending   The increase in the
services to be        ended 31 December   31 December 2008,     31 December 2008,     transaction volume is due
provided by the       2007 and the six    RMB7,097 million      RMB7,936 million      to the 2008 Beijing Olympic
Group to Beijing      months ended                                                    Games where demand for
Gas                   30 June 2008,                                                   green and clean energy
                      approximately                                                   surged. In addition, the
                      RMB4,170 million,                                               increase in the transaction
                                                                                      amounts is due to the
                                                                                      increase in the
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                      RMB4,865 million                                                natural gas selling price
                      and RMB3,331                                                    in accordance with the
                      million,                                                        relevant PRC regulations.
                      respectively

-----------------------------------------------------------------------------------------------------------------

      The continuing connected transactions under the Relevant Categories are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC and between the Company and CRMSC/Beijing Gas, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Relevant Categories of the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business; (b) the continuing connected transactions under the Relevant Categories have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised Caps for the Relevant Categories are fair and reasonable.

      The independent non-executive Directors constituting the Independent Board Committee will give their view on the Revised Non-Exempt Annual Caps after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be dispatched to the Shareholders.

2.4   Disclosure and independent shareholders' approval requirements

      2.4.1 Under the HKEx Listing Rules, the Revised Caps of the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders' approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

            (5) Rentals to be paid by the Group to CNPC in respect of buildings

      2.4.2 Under the HKEx Listing Rules, the Revised Caps of the following categories of the Continuing Connected Transaction are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the HKEx Listing Rules:

            (2)(c) Material supply services

            (2)(d) Social and ancillary services

            (4)    Rentals to be paid by the Group to CNPC in respect of land

            (6)    Products and services to be provided by the Group to CRMSC

            (7)    Products and services to be provided by the Group to Beijing
                   Gas

      2.4.3 Under the HKEx Listing Rules, the Revised Non-Exempt Annual Caps of the following categories of the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements.

            (1) Products and services to be provided by the Group to CNPC and the Jointly-held Entities

            (2)(a) Construction and technical services to be provided by CNPC to the Group

            The Company will seek the Independent Shareholders' approval at the Extraordinary General Meeting for the Revised Non-Exempt Annual Caps and the relevant revised caps on the condition that:

            (a) the annual amount of each of the above category for the year ending 31 December 2008 shall not exceed the Revised Non-Exempt Annual Caps;

            (b)   (i)   the above continuing connected transactions will be
                        entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties;
                        and

                  (ii) the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

      The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to the continuing connected transactions under the Relevant Categories.


3.    APPROVAL BY INDEPENDENT SHAREHOLDERS

      As CNPC holds approximately 86.29% of the issued share capital of the Company, it is a controlling shareholder of the Company. CRMSC, being a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing. Beijing Gas is a substantial shareholder of the Company's subsidiary, Huayou. By virtue of the above relationships, each of CNPC, CRMSC and Beijing Gas is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and each of CNPC, CRMSC and Beijing Gas constitute connected transactions of the Company under the HKEx Listing Rules. The Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps are subject to approval by the Independent Shareholders/Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the entering into of the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the Revised Non-Exempt Annual Caps under the Comprehensive Agreement. In view of the interests of CRMSC, CRMSC and its associates will abstain from voting in relation to the resolutions approving the supplemental agreement to the CRMSC Products and Services Agreement and the Non-Exempt Continuing Connected Transaction under the CRMSC Products and Services Agreement.

      An Independent Board Committee has been formed to advise the Independent Shareholders/Shareholders in connection with the terms of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders/Shareholders on the same.


4.    GENERAL INFORMATION

4.1   Information on the Company

      The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

      (1) the exploration, development, production and sale of crude oil and natural gas;

      (2) the refining, transportation, storage and marketing of crude oil and petroleum products;

      (3) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

      (4) the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

4.2   Information on CNPC

      The controlling shareholder of the Company is CNPC. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (CHINESE CHARACTERS). CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

4.3   Information on CNPC Finance

      As approved by the People's Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include receipt and payment of transaction amounts, insurance agency services, provision of guarantees, entrustment loans and entrustment investments, settlement and clearance of commercial notes, settlement of internal transfers, deposits, loans, financial leases and foreign exchange services.

4.4   Information on CRMSC

      CRMSC is a corporation of materials supply in the PRC. China Petroleum Sales Company Limited (CHINESE CHARACTERS), a wholly-owned subsidiary of the Company, and CRMSC jointly established PetroChina & CRMSC Oil Marketing in December 2004, holding respectively 51% and 49% of its equity interest. As far as the Company is aware of, CRMSC is independent of CNPC and Beijing Gas and does not have any relationship with CNPC or Beijing Gas.

4.5   Information on Beijing Gas

      Beijing Gas is an operator of natural gas supply network in the PRC. As far as the Company is aware of, Beijing Gas is independent of CNPC and CRMSC and does not have any relationship with CNPC or CRMSC.


5.    HKEX LISTING RULES IMPLICATIONS

      The views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee in respect of the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

      A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Revised Non-Exempt Annual Caps and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders as soon as practicable.


6.    APPROVAL OF AGREEMENTS

      Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules,

      (a) the New Comprehensive Agreement shall be approved or ratified by the Independent Shareholders at the Extraordinary General Meeting, and CNPC and its associates will abstain from voting in view of its interests thereon; and

      (b) the supplemental agreement to the CRMSC Products and Services Agreement shall be approved or ratified by the Shareholders at the Extraordinary General Meeting, and CRMSC and its associates will abstain from voting in view of its interests thereon.

7.    DEFINITIONS

      In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

      "associate(s)"                    has the meanings ascribed to it under
                                        the HKEx Listing Rules

      "ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

      "A Shares"                        the domestic ordinary shares issued by
                                        the Company to domestic investors for
                                        subscription and trading and denominated in Renminbi

      "Beijing Gas"                     (CHINESE CHARACTERS) (Beijing Gas Group
                                        Company Limited*), a company established under the laws of the PRC, and a substantial shareholder of Huayou, holding 40% interests in Huayou

      "Beijing Gas Products and         the agreement dated 1 September 2005
      Services Agreement"               entered into between the Company and
                                        Beijing Gas in relation to the provision of certain products and services

      "Board"                           the board of directors of the Company


      "Buildings Leasing Contract"      the buildings leasing contract dated 10
                                        March 2000 entered into between the
                                        Company and CNPC pursuant to which CNPC
                                        has leased to the Company buildings
                                        located throughout the PRC for the use
                                        by the Company for its business
                                        operation including the exploration,
                                        development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

      "CNPC" China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, holding approximately 86.29% of the issued share capital of the Company and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

      "CNPC Finance"                    (CHINESE CHARACTERS) (China Petroleum
                                        Finance Company Limited), a subsidiary
                                        of CNPC

      "Company"                         PetroChina Company Limited, a joint
                                        stock company
                                        limited by shares incorporated in the
                                        PRC on 5 November 1999 under the PRC
                                        Company Law, the H shares of which are
                                        listed on the Hong Kong Stock Exchange
                                        with American Depository Shares listed
                                        on the New York Stock Exchange and the A shares are listed on the Shanghai Stock
                                        Exchange

      "Comprehensive Agreement"         the comprehensive products and services
                                        agreement dated 10 March 2000 entered
                                        into between CNPC and the Company
                                        regarding the provision by the Group to
                                        CNPC and by CNPC to the Group, of a
                                        range of products and services from time to time, effective as of 5 November 1999

      "Continuing Connected             the continuing connected transactions
      Transactions"                     which have been and will continue to be
                                        entered into between (1) the Group and
                                        CNPC; (2) the Group and Beijing Gas; and
                                        (3) the Group and CRMSC, details of
                                        which are set out in section 2 of this
                                        announcement

      "controlling shareholder"         has the meanings ascribed to it under
                                        the HKEx Listing Rules

      "CRMSC" (CHINESE CHARACTERS) (China Railway Materials and Suppliers Corporation), a State-owned enterprise established under the laws of the PRC, and a substantial shareholder of PetroChina & CRMSC Oil Marketing

      "CRMSC Products and Services      the agreement dated 1 September 2005
      Agreement"                        entered into between the Company and
                                        CRMSC in relation to the provision of
                                        certain products and services

      "Director(s)"                     directors of the Company

      "Extraordinary General Meeting"   an extraordinary general meeting of the
                                        Company to be held at Crowne Plaza
                                        Beijing Park View Wuzhou Hotel, No. 8
                                        North Si Huan Zhong Road, Chaoyang
                                        District, Beijing, PRC at 9 a.m. on 21
                                        October 2008 to approve, among other
                                        things, the Revised Non-Exempt Annual
                                        Caps, the Non-Exempt Continuing
                                        Connected Transactions and the Proposed
                                        Caps of the Non-Exempt Continuing
                                        Connected Transactions

      "First Supplemental Agreement"    the supplemental comprehensive products
                                        and services agreement dated 9 June 2005 entered into between the Company and CNPC in relation to certain amendments of the Comprehensive Agreement

      "Group"                           the Company and its subsidiaries

      "H Share(s)"                      the overseas-listed foreign share(s) in
                                        the Company's share capital, with a
                                        nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

      "Hong Kong"                       the Hong Kong Special Administrative
                                        Region of the PRC

      "Hong Kong Stock Exchange"        The Stock Exchange of Hong Kong Limited

      "Huayou" (CHINESE CHARACTERS) (Beijing Huayou Natural Gas Company Limited*), a company established under the laws of the PRC with limited liability and a subsidiary of the Company (where the Company has 60% interests in Huayou)

      "Independent Board Committee"     the independent committee of the Board,
                                        comprising Messrs. Chee-Chen Tung, Liu
                                        Hong Ru, Franco Bernabe, Mr Li Yongwu
                                        and Mr Cui Junhui, the independent
                                        non-executive Directors of the Company,
                                        established for the purpose of reviewing and advising the Independent
                                        Shareholders or the Shareholders (as the case may be) in respect of the Revised
                                        Non-Exempt Annual Caps, the Non-Exempt
                                        Continuing Connected Transactions and
                                        the relevant Proposed Caps

      "Independent Financial Advisor"   ICEA Capital Limited, a licensed
                                        corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Revised Non-Exempt Annual Caps, the
                                        Non-Exempt Continuing Connected
                                        Transactions and the relevant Proposed
                                        Caps

      "Independent Shareholders"        the shareholders of the Company other
                                        than the CNPC and its associates

      "Jointly-held Entities"           a company in which both the Company and
                                        CNPC are shareholders, and where CNPC
                                        and/or its subsidiaries and/or
                                        affiliates (individually or together)
                                        is/are entitled to exercise, or control
                                        the exercise of, 10% or more of the
                                        voting power at any general meeting of
                                        such
                                        company

      "Land Use Rights Leasing          the land use rights leasing contract
      Contract"                         dated 10 March 2000 entered into between
                                        the Company and CNPC pursuant to which
                                        CNPC has leased to the Company parcels
                                        of land in connection with and for the
                                        purpose of all aspects of the operations and business of the Group for a term of 50 years

      "HKEx Listing Rules"              the Rules Governing the Listing of
                                        Securities on the Hong Kong Stock
                                        Exchange

      "New Comprehensive Agreement"     the comprehensive products and services
                                        agreement dated 27 August 2008 entered
                                        into between CNPC and the Company
                                        regarding the provision by the Group to
                                        CNPC and by CNPC to the Group, of a
                                        range of products and services from time to time which shall come into effect on 1 January 2009

      "Non-Exempt Continuing            the Continuing Connected Transactions
      Connected Transactions"           under the categories of (1), (2)(a)-(b),
                                        (3) and (6), as set out in the section
                                        headed "Renewal of Continuing Connected
                                        Transactions in respect of 2009-2011" in this announcement

      "PetroChina & CRMSC Oil           (CHINESE CHARACTERS) (PetroChina & CRMSC
      Marketing"                         Oil Marketing Company Limited*), a
                                        company established under the laws of
                                        the PRC with limited liability

      "Proposed Caps"                   the proposed annual caps in respect of
                                        the Continuing Connected Transactions,
                                        including the Non-Exempt Continuing
                                        Connected Transactions

      "PRC" or "China"                  the People's Republic of China

      "Relevant Categories"             the relevant categories of the
                                        Continuing Connected Transactions the
                                        annual caps of which for the year ending
                                        31 December 2008 will be subject to
                                        revision

      "Revised Caps"                    the revised annual caps in respect of
                                        the Relevant Categories, including the
                                        Revised Non-Exempt Annual Caps

      "Revised Non-Exempt Annual Caps"  the revised annual caps in respect of the Relevant Categories which are not
                                        exempted

      "RMB"                             Renminbi, the lawful currency of the PRC

      "Second Supplemental              the supplemental comprehensive products
                                        and services

      Agreement"                        agreement dated 1 September 2005 entered
                                        into between the Company and CNPC in
                                        relation to certain amendments of the
                                        Comprehensive Agreement

      "Shanghai Stock Exchange"         The Shanghai Stock Exchange Limited

      "Shanghai Listing Rules"          the listing rules of the Shanghai Stock
                                        Exchange

      "Share(s)"                        shares of the Company, including the A
                                        Share(s) and the H Share(s)

      "Shareholder(s)"                  holder(s) of Shares of the Company

      "subsidiaries"                    has the meanings ascribed to it under
                                        the HKEx Listing Rules

      "substantial shareholder"         has the meanings ascribed to it under
                                        the HKEx Listing Rules



                                                    By order of the Board
                                                  PETROCHINA COMPANY LIMITED
                                                          LI HUAIQI
                                                    Secretary to the Board

Beijing, the PRC 27 August 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: August 29, 2008                      By:    /s/ Li Huaiqi
                                                   -----------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary